Skadden, Arps, Slate, Meagher & Flom llp ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
TORONTO

March 10, 2021

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn: Margaret Schwartz
Tim Buchmiller

Re: Gain Therapeutics, Inc.
Registration Statement on Form S-1
Filed February 19, 2021
File No. 333-253303
CIK No. 0001819411

On behalf of our client, Gain Therapeutics, Inc., a Delaware corporation (the “Company”), we hereby provide a response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1 filed with the Commission on February 19, 2021 (the “Registration Statement”). In response to the Comment Letter, the Company has revised the Registration Statement and is filing the Amendment to the Registration Statement on Form S-1 (the “Amendment”) together with this response letter. The Amendment contains certain additional updates and revisions.

For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in bold and italicized type herein. All references to page numbers and captions correspond to the page numbers and captions in the Amendment.

Summary Financial Data, page 13

Since you have updated your pro forma net loss per share information for the year ended December 31, 2020, please remove the related pro forma information for the year ended December 31, 2019. Refer to Rule 8-05 and Rule 11-02(c)(2)(i) of Regulation S-X. Please address this comment as it relates to the pro forma information included in your Selected Financial Data and financial statements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 13 and 50.

* * * * *

Securities and Exchange Commission
March 10, 2021

Please contact me at (212) 735-3416 or Andrea.Nicolas@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Andrea L. Nicolas

cc: Eric Richman, Chief Executive Officer, Gain Therapeutics, Inc.
Michael D. Maline, Esq., DLA Piper LLP (US)